                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
              PURSUANT TO RULE 13A-16 OR 15D-16 OF
               THE SECURITIES EXCHANGE ACT OF 1934


For the month of        December, 1999

FRONTLINE LTD. (FORMERLY LONDON & OVERSEAS FREIGHTERS LIMITED)
--------------------------------------------------------------
         (Translation of registrant's name into English)

    MERCURY HOUSE, 101 FRONT STREET, HAMILTON, HM 12, BERMUDA
---------------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                     No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FRO: INTERIM RESULTS
Frontline reports a net loss of $17.3 million for the third quarter of 1999 (1998 - net income of $8.3 million) and a net loss of $20.7 million for the first nine months of 1999 (1998 - net income of $32.2 million). Earnings per share for the quarter were $(0.37), (1998 - $0.18), and for the nine months $(0.45),
(1998 - $0.70).

(in thousands of $)

                             1998      1999     1999     1998
                             JUL-SEP   JUL-SEP  JAN-SEP  JAN-SEP

Net operating revenue         53,619   38,550   129,809  158,756
Operating profit before
  depreciation                36,120   15,716    60,669  101,886
Operating profit after
  depreciation                21,714      533    17,604   64,176
Net income (loss) after
  tax                          8,349 (17,265)  (20,709)   32,200
Earnings per share              0.18   (0.37)    (0.45)     0.70

THIRD QUARTER AND NINE MONTH RESULTS
The Board of Frontline, at a meeting in Hamilton Bermuda, met and discussed the Company's results for the third quarter of 1999. The Board is disappointed to report a net loss of $17.3 million, compared with net income of $8.3 million for the third quarter of 1998. The result is in line with what the Board predicted in the second quarter report. Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $16.4 million, compared with $36.7 million for the 1998 period. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $19,400, $14,100 and $15,300, respectively, (1998 - $34,200, $22,200 and $18,600, respectively). These TCEs do not include the vessels on time charter to BP since the earnings are subject to subsequent semi-annual adjustment. Total days offhire in the 1999 quarter were 45 for the VLCCs and 9 for the Suezmax fleet, of which 38 days were for scheduled docking. Total operating costs, administrative expenses and depreciation have increased due to the expansion of the fleet and the Company.

Net other expenses for the quarter were $18.5 million (1998 - $13.9 million). This reflects an increase in the average debt resulting from the fleet expansion and the further investment in ICB at the end of the quarter. In addition, the Company incurred a total of $1.7 million fees relating to the renegotiation of debt covenants and arrangement fees in connection with the refinancing of the debt associated with ICB.

Earnings per share for the quarter were $(0.37), (1998 - $0.18). On September 30, 1999, the Company issued a total of 12,945,000 shares in two capital transactions discussed below, resulting in 59,051,860 shares outstanding at September 30, 1999 and a weighted average number of shares outstanding for the quarter of 46,247,567 (as at September 30, 1998 and for the quarter then ended - 46,106,860). Cashflow per share for the quarter was $(0.05), compared with $0.49 for the same quarter in 1998.

For the first nine months of 1999, the Company incurred a net loss of $20.7 million (1998 - net income of $32.2 million) and EBITDA of $62.6 million (1998 - $104.3 million). The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $21,400, $17,100 and $17,600 respectively, compared with $33,600, $24,300 and $23,200 in the first nine months of 1998.

Net other expenses for the nine months were $40.3 million (1998 - $34.3 million). As for the quarter, this principally reflects an increase in the average debt resulting from the fleet expansion and the acquisition of ICB, offset by the ICB dividend received in the second quarter.

Earnings per share for the 1999 year to date were $(0.45), (1998
- $0.70) and cashflow per share was $0.48 (1998 - $1.51).

ACCOUNTING TREATMENT OF ICB
In the quarter and nine months ended September 30, 1999, the investment in ICB is accounted for as an investment in marketable securities. The market price for ICB shares used in Frontline's balance sheet as of September 30, 1999 was SEK 140 per A share and SEK 63.5 per B share. This is consistent with the treatment applied in prior period interim reports and annual financial statements. Due to the nature of the acquisition of ICB by Frontline, US generally accepted accounting principles ("US GAAP") require restatement of certain previously reported Frontline financial statements. ICB will be included in the financial statements of Frontline according to the equity method for periods to December 31, 1998 and will be included on a consolidated basis from January 1, 1999. Due to the need to convert the financial statements of ICB to US GAAP before this restatement can be done, this accounting has not been applied to the Frontline financial statements included in this Interim Report. The restatement will first be presented in the financial statements for the year ended December 31, 1999.

The following unaudited table presents ICB's net operating revenues and net income as prepared in accordance with Swedish
GAAP:

1998       1999                    1999       1998       1998
Jul-Sep    Jul-Sep (in             Jan-Sep    Jan-Sep    Jan-Dec
           thousands of $)

45,800     29,900 Net operating    103,200    122,700    161,000
                  revenues
8,300      (40,800) Net income     (37,800)   19,600     20,000

ICB has reported negative EBITDA of $28.7 million and $0.4 million for the quarter and nine months ended September 30, 1999, respectively. However, these results include a loss on sale of vessels of $35.5 million that will not impact the results of Frontline on a consolidated basis. The sale of the four vessels to ACOL Tankers is done based on broker valuation assessment. The transaction has therefore not negatively influenced the underlying value of ICB.

THE MARKET
The TCE results for the third quarter is another set back for tanker owners. Based on a continued strong adherence to the OPEC production cut, rates continued the weak trend from the second quarter. The VLCC market from the Middle East fluctuated in the quarter around WS 45, which, based on the bunker prices in the third quarter, gave TCE earnings of $15-16,000 per day. The market for VLCCs out of West Africa was particularly active in September when about 15 VLCCs were fixed in this direction. The backhaul opportunities created the potential for $2 - 3,000 per day additional earnings, while it took away demand from the Suezmaxes. The earnings differential between modern VLCCs and old turbines increased in the third quarter as a function of increased bunker prices. The differential is estimated to $9,500 per day. Old tonnage is thereby giving owners an operating loss of $6 - 7,000 per day.

The Suezmax market went as low as WS 50 for W Africa - USG trades during the quarter. Based on a modern Suezmax this gives earnings of $7,500 per day. The market picked up somewhat in September when Novorossisk in the Russian Black Sea opened up after one month of closedown. The market has after that remained in the WS 70 - 75 level. The weak freight market has given limited availability for cross trading of Suezmax tonnage.

The Capesize bulk market showed a very strong trend in the third quarter, when rates moved from TCE of $7-8,000 up to $20,000. This led to a decision by Frontline to move the OBO carriers into the dry-market. This decision had limited positive effects in the third quarter, but the effect is expected to increase in the fourth quarter. All of the Company's eight OBO carriers have recently been employed with dry bulk cargoes.

In the third quarter a total of 11 VLCC and 7 Suezmaxes were delivered from the yard while 5 VLCCs and 10 Suezmaxes have been scrapped. For the nine months to September 30, 1999, 25 VLCC and 14 Suezmax newbuildings have been delivered while 19 VLCCs and 16 Suezmaxes have been scrapped.

CORPORATE AND OTHER MATTERS
At the end of September 1999, Frontline acquired ICB shares previously owned by the so-called "A group" consortium including those controlled by board members and ICB shares controlled by the Angelicoussis family. Frontline, as a result of the acquisitions, increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the votes. In October 1999, a new Board of Directors was appointed in ICB and is consequently controlled by Frontline.

Frontline intends to co-ordinate the activities of ICB and Frontline into the existing Frontline organisation. As a result of the change of control in ICB, part of ICB's existing financing will have to be refinanced. Frontline will refinance ICB as soon as possible, and thereafter seek to acquire the minority shareholders.

Also at the end of September 1999, Frontline entered into three transactions to substantially increase financial flexibility in the coming years. Frontline has entered into an agreement with its banks to allow flexibility in its debt repayment schedule, which, if utilised in 2000, will increase working capital by up to a maximum of $32 million. The Company issued approximately $20 million in equity through a private placement with five financial institutions. Issue price was NOK 33.00 and the total number of shares issued was 4,715,000. In addition, $35 million of the $89 million Metrogas subordinated loan facility was converted to equity. At an issue price of NOK 33.00 a total of 8,230,000 shares were issued. In connection with this conversion, Metrogas offered $15 million of the resulting ordinary shares to existing Frontline shareholders and warrant holders. The total number of shares outstanding in Frontline after completion of these transactions is 59,051,860.

The three combined transactions will increase Frontline's equity by $55 million, and will improve the working capital by up to $52 million.

During the third quarter, Frontline took delivery of the fourth and fifth VLCC C-Class newbuilding, the Front Commander and Front
Crown, both vessels being financed by traditional bank financing.

On October 28, 1999, the Board of Directors approved a transaction with the Mosvold Farsund Group under which Frontline will acquire one Suezmax newbuilding (the "Mosvold ship"). The vessel, which is due for delivery in January 2000, is presently under construction at Hyundai in South Korea and is a sister ship of the three Suezmaxes Frontline took delivery of in 1998. In addition to the Mosvold ship, Frontline is also scheduled to take delivery of another two Suezmaxes newbuildings from Hyundai in January and April 2000.

The purchase price of $45.5 million for the Mosvold ship will be partly paid by the issuance of 1,910,000 Frontline shares to the seller at a price of NOK 37.00. Frontline will receive a one year American style call option to buy back 430,000 of these shares for NOK 37.00 per share plus 10 per cent interest per annum compensation. Frontline's partner in Alliance Chartering, OMI Corporation, has in another transaction concluded the purchase of Mosvold Farsund's second Suezmax newbuilding which is scheduled to be delivered in March 2000.

The Board estimates that ICB will be fully integrated operationally into Frontline within the first quarter of 2000. This should strengthen Frontline's market position, increase the Group's purchasing power and reduce the Group's overhead per ship. In connection with the take-over of ICB, special importance has been given to strengthen the technical side of the Group. Mr.
O. Spieler has been hired as new Technical Director. Spieler comes from a position as fleet manager in Bergesen dy. ASA.

OUTLOOK
The Board in Frontline will continue to focus on all efforts that can strengthen Frontline's market position in the VLCC and Suezmax market.

The rate development so far in the fourth quarter has not given any clear positive signals. It is however encouraging to recognise that the level of scrapping of old tonnage is picking up. The Board anticipates that the earnings in the fourth quarter will show a positive development from the third quarter. In particular, it is anticipated that the OBO carriers will show improved earnings due to the improved bulk market. Newbuilding prices and secondhand prices are showing marginal positive development.

A major positive improvement in the freight market will not happen before OPEC decides to open up for increased production. Limited overall overhang of tonnage, the increased scrapping, the increased world wide consumption of oil, and the falling trend in world wide oil storage, makes the board cautiously optimistic about the development in 2000.

November 16, 1999
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Contact:   Tor Olav Troim: Director
           +47 23 11 40 00

           Tom E. Jebsen: CFO Frontline Management A.S.
           +47 23 11 40 00

                     FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)

1998      1999       INCOME STATEMENT               1999        1998        1998
Jul-Sep   Jul-Sep    (in thousands of $)            Jan-Sep     Jan-Sep     Jan-Dec
                                                                            (audited)
-------------------------------------------------------------------------------------

  70,415    56,524   Freight revenues                 179,905     208,553      270,405
(16,796)  (17,974)   Voyage expenses                 (50,096)    (49,797)     (66,545)
  53,619    38,550   Net operating revenues           129,809     158,756      203,860
       -         -   Gain (loss) from sale
                        of vessels                        207         222      (1,514)
  12,577    16,443   Ship operating expenses           46,741      40,679       55,586
   3,562     4,632   Charterhire expenses              17,311      10,730       14,889
   1,360     1,759   Administrative expenses            5,295       5,683        7,757
  36,120    15,716   Operating profit before
                        depreciation                   60,669     101,886      124,114
  14,406    15,183   Depreciation                      43,065      37,710       51,659
  21,714       533   Operating profit after
                        depreciation                   17,604      64,176       72,455
     329       390   Interest income                    1,408       1,957        2,998
(16,411)  (18,957)   Interest expense                (49,433)    (43,970)     (59,320)
       -         -   Dividends                          9,000       5,324        5,324
     587       656   Results from associated
                       companies                        1,956       2,380        2,807
   2,164       113   Other financial items            (1,244)       2,367        2,765
   8,383  (17,265)   Income (loss) before taxes      (20,709)      32,234       27,029
      34         -   Taxes                                  -          34           30
   8,349  (17,265)   Net income (loss) after tax     (20,709)      32,200       26,999

    0.18    (0.37)   Earnings per Share ($)            (0.45)        0.70         0.59

--------------------------------------------------------------------------------------
                     INCOME ON TIMECHARTER BASIS
                       ($ PER DAY PER SHIP)*
  34,200    19,400   VLCC                              21,400      33,600       31,800
  22,200    14,100   Suezmax                           17,100      24,300       22,400
  18,600    15,300   Suezmax OBO                       17,600      23,200       21,800
--------------------------------------------------------------------------------------
                     * Basis = Calendar days minus
                       off-hire. Figures after
                       deduction of broker commission

BALANCE SHEET                                            1999        1998         1998
(in thousands of $)                                    Sep 30      Sep 30       Dec 31
                                                                             (audited)
--------------------------------------------------------------------------------------
ASSETS


                                8




Short term
Cash and bank deposits                                 64,765      40,549       75,950
Other current assets                                   29,314      43,329       30,439
Long term
Newbuildings                                           23,181      93,618       75,681
Vessel and equipment, net                           1,288,305   1,173,723    1,078,956
Marketable securities                                 217,209     131,648      110,157
Associated companies                                    1,858       3,944        3,837
Deferred charges and other assets                       5,657       3,312        4,501
TOTAL ASSETS                                        1,630,289   1,490,123    1,379,521

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                      227,437     156,922      170,551
Other current liabilities                              32,721      38,057       27,952
Long term
Long term interest bearing debt                       842,982     808,029      712,470
Other long term liabilities                            16,233       1,730       10,867
Stockholders' equity                                  510,916     485,385      457,681
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          1,630,289   1,490,123    1,379,521
--------------------------------------------------------------------------------------

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  FRONTLINE LTD.
                                  -------------------------
                                  (Registrant)



Date  December 1, 1999            By  /s/ Kate Blankenship
      ----------------                ----------------------
                                          Kate Blankenship
                                          Secretary



































                               10
02089006.AC0